-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT STARLING HAS COMPLETED ITS INITIAL
PUBLIC OFFERING ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, June 13, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ:ELRN), today announced that Starling Advanced Communications Ltd., an Elron group company, has completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel for the sale of shares and convertible securities in consideration for aggregate gross proceeds of approximately NIS 57 million (approximately $14 million) approximately half of which consists of convertible interest-bearing debentures, the proceeds of which will be used by the company upon achieving certain milestones. Elron invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC – Rafael Development Corporation ("RDC"), converted shareholder loans in the amount of approximately $6.5 million. Following the offering, Elron holds approximately 32% directly and approximately 36% indirectly through RDC, of Starling's outstanding shares.

Doron Birger, Elron's President & CEO said: "The completion of Starling's initial public offering will provide it with the necessary resources to successfully take its innovative satellite antenna technology to the global market and build a significant company in its field."

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).